Exhibit 99.1

MER Telemanagement Solutions Ltd.

RA'ANANA, Israel / River Edge, NJ, USA – November 14, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today the Company believes it has regained compliance with the shareholders’ equity requirement of NASDAQ Listing Rule 5550(b)(1) (the “Rule”). As previously reported, on May 7, 2018, MER Telemanagement Solutions Ltd. (the “Company”) received a NASDAQ Staff (the “Staff”) Determination Letter indicating that it has failed to comply with the Rule, which requires the Company to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. Also, as previously reported, the Company developed and submitted a plan to regain compliance with the shareholder’s equity requirement and on July 27, 2018, the Staff granted the Company an extension of time to regain compliance with the Rule until November 5, 2018.

Prior to November 5, 2018, the Company implemented the following steps in order to regain compliance:

1.	The Company implemented various cost-cutting measures, including a reduction in number of personnel during the second quarter of 2018 and took other steps aimed to regain profitability in 2018;

2.	On June 22, 2018, the Company issued 175,439 ordinary shares to an institutional investor, for an aggregate investment of $200,000; and

3.	On October 31, 2018, the Company issued 1,315,789 shares of newly-created class of convertible preferred shares to an institutional investor, for an aggregate investment of $1.5 million. This issuance of the preferred shares was made following the approval by the Company’s shareholders of the Securities Purchase Agreement with the institutional investor and the transactions contemplated thereby at the Company’s annual general meeting of shareholders held on October 28, 2018.

Based on these actions, the Company believes it has regained compliance with the shareholders’ equity requirement of the Rule.

NASDAQ has advised the Company that it will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

About MTS

Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540